Exhibit (a)(3)

                     [CONGOLEUM CORPORATION LETTERHEAD]





December 4, 2001


[Title][FirstName][LastName]
[Address1]
[City][State][PostalCode]

Dear [name1]:

I am writing to tell you about an opportunity you have to exchange your Congoleum stock options for new options with a revised exercise price. The purpose of our stock option program is to provide an incentive and reward for your contribution to the Company's success. Our Board of Directors has reviewed the current stock price and difficult market conditions and concluded that providing this opportunity should make the program more effective.

As you know, we have faced some major challenges over the last two years, including:

     o   A precipitous drop in the manufactured housing industry

     o   The cost and disruption of transitioning from Brinkman to Mohawk

     o Significant increases in the number of asbestos lawsuits being filed, which resulted in our largest competitor filing for bankruptcy

     o   A recession

Despite these challenges, we have continued to invest in the business for the long term, and have achieved some major accomplishments, including:

     o   Completion of a major long range capital improvement program

     o   The phenomenal success of Ultima

     o   An encore sales performance with DuraStone

     o   Appointment as a major supplier to Lowe's

I believe that our Company is well positioned for the future, particularly as the economy recovers. However, given where the stock price is today versus the exercise price of most options, it seems unlikely that the current options will serve their intended purpose in the foreseeable future. Accordingly, the Board has authorized a program that will permit you to exchange your existing options for new ones with a new exercise price. Some of the more significant terms of this offer are as follows:

     o We expect that the new options will be granted on or about July 8, 2002 and will have an exercise price equal to the last reported sales price on the last trading day of our common stock before we grant the new options.

     o Your new options will be exercisable for the same number of shares of our common stock as the options you surrender.

     o The vesting schedule of your new options will start fresh, with 20% vesting each year starting on the first anniversary of the grant date of your new options

     o   If you elect to participate, you must exchange all your options

     o You must remain an employee of Congoleum through the date the new options are issued

Some of you may recall that we previously simply re-priced the outstanding options. However, the accounting rules have since changed and this exchange has been structured with at least a six month and one day delay between when you surrender your old options and when we issue the new ones to conform to the new requirements.

We have spelled out all the details in a formal document, which is enclosed. Our lawyers also insist that I remind you of the following:

         The offer is being made under the terms and subject to the conditions of an Offer to Exchange and a related Letter of Transmittal, each of which is enclosed with this letter. You should carefully read the entire Offer to Exchange, Letter of Transmittal and other documents enclosed with this letter before you decide whether to tender your options. A tender of options involves risks which are discussed in the Offer to Exchange.

There is no way to predict what the price of our common stock will be during the next six months or thereafter. The market price of our common stock on the date of grant of any new options issued to you may be higher than the current exercise price of your options. It is also possible that you will no longer be employed with us or any of our subsidiaries or affiliates at the anticipated time of grant of the new options. Moreover, once we have accepted options tendered by you, you will no longer have any rights under those options. For these reasons, you should make a decision to tender only after careful, considered thought.

Please note that this offer is only being made to eligible current employees and directors of Congoleum Corporation and our affiliates that currently hold outstanding options to purchase our common stock.

Participation in the offer is completely voluntary. Our Board of Directors makes no recommendation as to whether you should tender or refrain from tendering your options in the offer. You must make your own decision whether to tender your options.

To tender your options, please complete and return the Letter of Transmittal and any other documents specified in that letter by no later than 12:00 Midnight, Eastern Time, on January 3, 2002 (unless we extend this expiration date, in which case, by that extended expiration date). If you do not return that letter and those documents by that date, you will not be able to participate in the option exchange, and any options you currently hold will retain their current terms, including exercise price.

If you have any questions about the offer, please contact Skip Feist, Chief Financial Officer at (609) 584-3586; or Sid Nayar, Senior Vice
President-Finance, at (609) 584-3587.

Very truly yours,



Roger S. Marcus

RSM/mfv
Enclosures